Exhibit 12

Cendant Corporation and Subsidiaries
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Year Ended December 31,
	2001		2000		1999	1998		1997
Earnings available to cover fixed charges:
Income (loss) before income taxes, minority interest and equity in Homestore.com	$663		$993		$(668)	$268		$257
Plus: Fixed charges	963		546		594	654		409
Less: Equity income (loss) in unconsolidated affiliates	(5)		17		18	14		51
Minority interest	37		131		96	80		—

Earnings available to cover fixed charges	$1,594		$1,391		$(188)	$828		$615

Fixed charges:(a)
Interest, including amortization of deferred financing costs	$816		$381		$463	$508		$379
Other charges, financing costs	—		—		—	28		—
Minority interest	37		131		96	80		—
Interest portion of rental payment	110		34		35	38		30

Total fixed charges	$963		$546		$594	$654		$409

Ratio of earnings to fixed charges	1.66x	(b)	2.55x	(b)	(c)	1.27x	(b)	1.50x	(b)

(a)
Consists of interest expense on all indebtedness (including amortization of deferred financing costs) and the portion of operating lease rental expense that is representative of the interest factor. Interest expense on all indebtedness is detailed as follows:

	Year Ended December 31,
	2001	2000	1999	1998	1997
Incurred by the Company's PHH subsidiary	$258	$156	$133	$166	$110
Related to the Company's stockholder litigation settlement liability	131	63	—	—	—
Related to the debt under management and mortgage programs incurred by the Company's car rental subsidiary	189	—	—	—	—
All other	238	162	330	342	269

  The interest expense of $131 million related to the Company's stockholder litigation settlement liability does not reflect $25 million of interest income related to the Company's stockholder litigation settlement trust. Such interest income economically offsets a portion of the $131 million of interest expense on the Company's Consolidated Statement of Operations.

(b)
Income (loss) before income taxes, minority interest and equity in Homestore.com includes other charges and a net loss on the dispositions of businesses of $695 million, $119 million, $810 million (exclusive of financing costs of $30 million) and $704 million for 2001, 2000, 1998 and 1997, respectively. Excluding such charges, the ratio of earnings to fixed charges is 2.38x, 2.76x, 2.50x and 3.22x for 2001, 2000, 1998 and 1997, respectively.

(c)
Earnings were inadequate to cover fixed charges for 1999 (deficiency of $688 million) as a result of other charges of $3,032 million, partially offset by $1,109 million related to the net gain on dispositions of businesses. Excluding such charges and net gain, the ratio of earnings to fixed charges is 2.92.